ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
4 January 2017 to 1 February 2017

1 February 2017

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 January 2017 consisted of 3,942,983,447 ordinary shares, of which, 190,022,397 were held as treasury shares; leaving a balance of 3,752,961,050 shares with voting rights.

The figure of 3,752,961,050 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

27 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:53:00 on 27 January 2017 it has purchased 197,044 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 920.8852p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 190,022,397 of its Ordinary shares in treasury and has 3,752,961,050 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:53:00	920.8852	197,044

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

C James, Company Secretarial Assistant, (0207 004 3209).

26 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:52:00 on 26 January 2017 it has purchased 800,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 913.3000p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 189,825,353 of its Ordinary shares in treasury and has 3,753,158,094 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:52:00	913.3000	800,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

25 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:52:00 on 25 January 2017 it has purchased 600,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 922.0000p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 189,025,353 of its Ordinary shares in treasury and has 3,753,958,094 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:52:00	922.0000	600,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

C James, Company Secretarial Assistant, (0207 004 3209).

24 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:52:00 on 24 January 2017 it has purchased 600,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 933.4333p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 188,425,353 of its Ordinary shares in treasury and has 3,754,558,094 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:52:00	933.4333	600,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

C James, Company Secretarial Assistant, (0207 004 3209).

20 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:55:00 on 20 January 2017 it has purchased 200,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 938.0000p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 187,836,542 of its Ordinary shares in treasury and has 3,755,146,905 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:55:00	938.0000	200,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

19 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:51:00 on 19 January 2017 it has purchased 700,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 935.2638p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 187,636,542 of its Ordinary shares in treasury and has 3,755,346,905 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:51:00	935.2638	700,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

18 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:51:00 on 18 January 2017 it has purchased 400,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 948.1477p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 186,936,542 of its Ordinary shares in treasury and has 3,756,046,905 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:51:00	948.1477	400,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

17 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:51:00 on 17 January 2017 it has purchased 600,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 952.1000p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 186,536,542 of its Ordinary shares in treasury and has 3,756,446,905 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:51:00	952.1000	600,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid interim Ordinary dividend scrip alternative and dividend reinvestment under the National Grid Share Incentive Plan on behalf of PDMRs and CAPs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.01.16

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	Mike Westcott

2		Reason for the notification

a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code
—
b	)	Nature of the transaction	Acquisition of securities (“dividend shares”) under the
HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.2822 GBP	35

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2017.01.11

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.01.16

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	John Pettigrew

2		Reason for the notification

a	)	Position/status	Chief Executive Officer

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code
—
b	)	Nature of the transaction	Acquisition of securities (“dividend shares”) under the
HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.2822 GBP	58

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2017.01.11

f	)	Place of the transaction	London Stock Exchange (XLON)

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

d	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code
—
e	)	Nature of the transaction	Acquisition of securities (“dividend reinvestment”) under
an ISA.

f	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.4959 GBP	88

g	)	Aggregated information - Aggregated volume - Price

h	)	Date of the transaction	2017.01.11

i	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.01.16

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Andrew Bonfield

2		Reason for the notification

a	)	Position/status	Finance Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code
—
b	)	Nature of the transaction	Acquisition of securities (“dividend shares”) under the
HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.2822 GBP	21

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2017.01.11

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification:
2017.01.16

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mrs. Anne Dawson

2		Reason for the notification

a	)	Position/status	CAP of Jonathan Dawson Non-Executive Director
—
b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code
—
b	)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.2092 GBP	620

d) Aggrega	ted information - Aggregated volume - Price

e)	Date of the transaction	2017.01.11

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin
Kerner. Date of notification: 2017.01.16

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Sir Peter Gershon

2		Reason for the notification

c	)	Position/status	Chairman

d	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

c	)	Name	National Grid plc

d	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

d	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code
—
e	)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.

f	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.2092 GBP	142

g	)	Aggregated information - Aggregated volume - Price

h	)	Date of the transaction	2017.01.11

i	)	Place of the transaction	London Stock Exchange (XLON)

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

g	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code
—
h	)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.

i	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.2092 GBP	303

j	)	Aggregated information - Aggregated volume - Price

k	)	Date of the transaction	2017.01.11

l	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification:
2017.01.16

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Lady Eileen Gershon

2		Reason for the notification

e	)	Position/status	CAP of Sir Peter Gershon Chairman
—
f	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

e	)	Name	National Grid plc

f	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

j	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code
—
k	)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.

l	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.2092 GBP	78

m	)	Aggregated information - Aggregated volume - Price

n	)	Date of the transaction	2017.01.11

o	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.01.16

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Sir Peter and Lady Gershon

2		Reason for the notification

g	)	Position/status	Chairman and CAP of Sir Peter Gershon
—
h	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

g	)	Name	National Grid plc

h	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

m	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

n	)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.

o	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.2092 GBP	889

p	)	Aggregated information - Aggregated volume - Price

q	)	Date of the transaction	2017.01.11

r	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification:
2017.01.16

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplement dated 13 January 2017 (the “Supplement”) to the Prospectus dated 27 September 2016 (the “Prospectus”) for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1778U—-2017-1-13.pdf

A copy of the Supplement has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/

For further information, please contact:

Kwok Liu
Global Capital Markets
National Grid plc
1-3 Strand
London WC2N 5EH

Tel: +44 20 7004 3367
Fax: +44 20 7004 3363

Gemma Stokes
Media Relations
National Grid plc
Warwick House

Warwick Technology Park

Gallows Hill

Warwick

CV34 6DA

Tel: +44 1926 655272
Mob: +44 7974 198 333

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus as supplemented by the Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus as supplemented by the Supplement) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus as supplemented by the Supplement is not addressed. Prior to relying on the information contained in the Prospectus as supplemented by the Supplement you must ascertain from the Prospectus as supplemented by the Supplement whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

12 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:54:00 on 12 January 2017 it has purchased 100,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 945.2614p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 185,936,542 of its Ordinary shares in treasury and has 3,757,046,905 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:54:00	945.2614	100,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

11 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:53:00 on 11 January 2017 it has purchased 300,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 930.9300p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 185,836,542 of its Ordinary shares in treasury and has 3,757,146,905 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:53:00	930.9300	300,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

10 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:48:00 on 10 January 2017 it has purchased 800,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 934.6000p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 185,536,542 of its Ordinary shares in treasury and has 3,753,948,588 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:48:00	934.6000	800,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner

Date of notification: 2017.01.10

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mike Westcott

2		Reason for the notification
a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv)
each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 11 17/43 p each GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s) Volume(s)9.52214GBP 13
d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2017.01.09

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.01.10

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Alison Kay

2		Reason for the notification
a	)	Position/status	Group General Counsel & Company Secretary

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv)
each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 11 17/43 p each GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s) Volume(s)9.52214GBP 13
d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2017.01.09

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.01.10

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Andrew Bonfield

2		Reason for the notification
a	)	Position/status	Finance Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv)
each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 11 17/43 p each GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s) Volume(s)9.52214GBP 16
d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2017.01.09

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.01.10

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	John Pettigrew

2		Reason for the notification
a	)	Position/status	Chief Executive Officer

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv)
each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 11 17/43 p each GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s) Volume(s)9.52214GBP 16
d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2017.01.09

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.01.10

6 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:52:00 on 6 January 2017 it has purchased 300,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 938.3565p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 184,744,901 of its Ordinary shares in treasury and has 3,754,740,229 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:52:00	938.3565	300,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

5 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:52:00 on 5 January 2017 it has purchased 200,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 936.9127p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 184,444,901 of its Ordinary shares in treasury and has 3,755,040,229 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:52:00	936.9127	200,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

4 January 2017

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:52:00 on 4 January 2017 it has purchased 200,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 933.7735p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 184,244,901 of its Ordinary shares in treasury and has 3,755,240,229 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:52:00	933.7735	200,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).